UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No. 001-05519

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

CDI CORPORATION 401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CDI Corp.

1717 Arch Street, 35th Floor

Philadelphia, Pennsylvania 19103-2768

CDI CORPORATION 401(k) SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

The CDI Corporation 401(k) Savings Plan Committee:

We have audited the accompanying statements of net assets available for plan benefits of the CDI Corporation 401(k) Savings Plan (the Plan) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG, LLP

Philadelphia, Pennsylvania

June 28, 2011

CDI Corporation 401(k) Savings Plan

Statements of Net Assets Available for Plan Benefits

	December 31,
	2010	2009
Investments:
Cash and cash equivalents	$14	$371
Investments, at fair value	169,847,897	139,535,638
Fully benefit-responsive investment contract, at fair value	26,573,574	28,635,030

Total investments at fair value	196,421,485	168,171,039

Employer contributions receivable	193,900	265,090
Employee contributions receivable	510,431	266,976
Notes receivable from participants	3,296,264	3,223,139

Net assets reflecting investments at fair value	200,422,080	171,926,244

Adjustment from fair value to contract value for fully benefit-responsive investment contract	1,521,071	4,565,005

Net assets available for plan benefits	$201,943,151	$176,491,249

See accompanying notes to financial statements.

CDI Corporation 401(k) Savings Plan

Statements of Changes in Net Assets Available for Plan Benefits

	Years Ended December 31,
	2010	2009
Additions:
Interest and dividend income	$3,464,930	$2,249,198
Employee contributions	31,078,182	16,078,285
Employer contributions (net of forfeitures of $23,102 - 2010 and $37,314 - 2009)	401,932	299,054
Net appreciation in fair value of investments	18,136,630	33,979,943

Total additions	53,081,675	52,606,480

Deductions:
Withdrawals and distributions	(27,629,773)	(21,069,998)

Total deductions	(27,629,773)	(21,069,998)

Net increase in net assets available for plan benefits	25,451,902	31,536,482

Net assets available for plan benefits:
Beginning of year	176,491,249	144,954,767

End of year	$201,943,151	$176,491,249

See accompanying notes to financial statements.

CDI CORPORATION 401(k) SAVINGS PLAN

Notes to Financial Statements

(1)	Description of Plan

The CDI Corporation 401(k) Savings Plan (the “Plan”) is a defined contribution plan maintained for the benefit of eligible employees of CDI Corporation (the “Company”) and those of its subsidiaries that have adopted the plan. The Plan was adopted in 1985 and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and Section 401(k) of the Internal Revenue Code of 1986, as amended (the “IRC”). The Plan is administered by a committee consisting of members appointed by the board of directors of the Company. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	Eligibility

The Plan benefits eligible employees of the Company and those of its subsidiaries that have adopted the Plan. Employees who have attained the age of eighteen are eligible to participate in the Plan as of the first day of the month following their date of hire.

(b)	Contributions

Eligible employees may make voluntary tax deferred contributions of a specified percentage of their compensation to the Plan subject to the limitations established by the IRC. Participants who have attained age 50 before the end of the Plan year are eligible to make additional catch-up contributions. The Company and each of its participating subsidiaries may, at the discretion of their respective board of directors, make matching contributions, which are added to the employee’s elective contributions. The employer matching contributions are subject to limitations established by the IRC and the provisions of the Plan. Participants direct the investment of their contributions and any employer matching contributions into various investment options offered by the Plan. Participants may also contribute amounts representing distributions from other qualified defined contribution plans sponsored by the participants’ previous employer.

(c)	Investment Income

Interest and dividends earned by each of the investment vehicles are reinvested in the same investment vehicle. Such amounts are credited to the participants’ accounts based on the terms of the Plan.

(d)	Vesting

All participants are 100% vested in their salary deferral contribution account, including earnings or losses thereon. The majority of participants are also 100% vested at all times in their employer matching contributions account, with the exception of employees in certain divisions of the Process and Industrial vertical of CDI’s Engineering Solutions reporting unit. Vesting in employer matching contributions occurs on a six-year graduated schedule for those employees. Participants forfeit the non-vested portion of employer contributions if their employment is terminated. The forfeiture amounts are used to reduce employer-matching contributions in accordance with the Plan provisions. As of December 31, 2010 and 2009, the Plan had forfeitures of $23,102 and $36,982, respectively, available to reduce future employer contributions.

(e)	Withdrawals and Distributions

A participant who is still an employee of the Company or any of its participating subsidiaries may make withdrawals from the Plan if the participant has reached the age of 59 1/2. Prior to the age of 59 1/2, such a participant can withdraw up to 100% of their salary deferral contributions in the event of a monetary hardship as interpreted in accordance with the applicable regulations under the IRC.

Upon termination of employment, retirement or total disability, a participant can elect to receive a distribution as either a lump sum payment or in annual installments.

CDI CORPORATION 401(k) SAVINGS PLAN

Notes to Financial Statements

(f)	Notes Receivable from Participants

Participants are permitted to make loan withdrawals against their individual account balances, with the exception of any amounts invested in common stock of CDI Corp., the Company’s parent. The loan amount must be a minimum of $500 and may not exceed the lesser of one-half of the participant’s vested account balance or $50,000 reduced by the participant’s highest outstanding loan balance during the previous year. Loans are evidenced by a promissory note bearing a rate of interest equal to the prime rate plus two percent at the time of the loan. Interest rates on outstanding loans at December 31, 2010 range from 3.25% to 10.25%.

Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)	Cash and Cash Equivalents

Cash and cash equivalents represent amounts contributed to the Plan that have not been transferred to the participant’s designated investment vehicle. These funds are held in an interest-bearing checking account.

(c)	Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4, Fair Value Measurements, for a discussion of fair value measurements.

Security transactions are accounted for on the trade date for securities purchased or sold. The proceeds from sales of investments are compared to the cost for each investment to determine realized gains and losses. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

(d)	Administrative Expenses

Administrative expenses, such as auditing and legal fees, incurred in the operation of the Plan are paid by the Company and its participating subsidiaries and are not reflected in the accompanying statements of changes in net assets available for plan benefits.

(e)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

(f)	Fully Benefit-Responsive Investment Contracts

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined contribution plan attributable to fully benefit-responsive

CDI CORPORATION 401(k) SAVINGS PLAN

Notes to Financial Statements

investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statements of net assets available for plan benefits as of December 31, 2010 and 2009 present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for plan benefits are prepared on a contract value basis.

The following table outlines the credit rating, fair value and adjustment to contract value of the Plan’s fully benefit-responsive investment contract at December 31, 2010 and 2009:

	December 31, 2010
	Major Credit Rating	Investment at Fair Value	Adjustment to Contract Value	Investment at Contract Value
Putnam Fiduciary Trust Company Collective Investment Trust for Employee Benefit Plans	AA3/AA-	$26,573,574	$1,521,071	$28,094,645

	December 31, 2009
	Major Credit Rating	Investment at Fair Value	Adjustment to Contract Value	Investment at Contract Value
Wilmington Trust Fiduciary Services Company Collective Investment Trust for Employee Benefit Plans Guaranteed Income Contract Portfolio	BBB-/Baa3	$28,635,030	$4,565,005	$33,200,035

(g)	Payment of Benefits

Benefits are recorded when paid.

(3)	New Accounting Pronouncements

In September 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-25, Plan Accounting—Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans. The update requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The adoption of ASU 2010-25 did not have any impact on the Plan’s financial statements.

Effective January 1, 2010, the Company adopted the provisions of ASU No. 2010-06 Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements (“ASU 2010-06”), which requires additional disclosures about the different classes of assets and liabilities measured at fair value, the valuation techniques and inputs used, the activity in Level 1, 2 and 3. The adoption of ASU 2010-06 did not have a material impact on the Plan’s financial statements.

CDI CORPORATION 401(k) SAVINGS PLAN

Notes to Financial Statements

(4)	Fair Value Disclosures

The Plan measures the fair value of Plan assets as the price that would be received to sell an asset in the principal market for that asset. These measurements are classified into a hierarchy framework by the inputs used to perform the fair value calculation. The hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly, for substantially the full-term of the asset.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of the input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for these items, as well as the general classification of such items pursuant to the fair value hierarchy:

Mutual Funds - The value of the shares in a mutual fund is based on the quoted market price of the fund in the exchange in which the fund is traded on the last business day of the year. Mutual funds are classified within Level 1 in the fair value hierarchy tables below.

Common Collective Trust Funds:

•

The Putnam Stable Value Fund primarily holds investments in fully benefit-responsive insurance contracts. The fair values of participation units held in the stable value fund are based on Net Asset Value (“NAV”) after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts. The stable value fund generally permits redemptions daily. If the fund experiences periods of insufficient liquidity then the stable value fund may defer honoring any payment request until liquidity is sufficient. The fair values of the Plan’s interest in the stable value fund are based on quoted market prices in active markets and securities and contracts are valued using observable inputs. The Plan is permitted to redeem investment units at NAV on the measurement date, and as a result, the investment is classified as a Level 2 asset in the fair value hierarchy tables below. The fair value of Putnam Stable Value Fund was $26,573,574 at December 31, 2010. The contract value of the fund was $28,094,645 at December 31, 2010. The average yield and crediting interest rates were approximately 2% and 4% for the year ended December 31, 2010.

•

The Putnam S&P 500 Index Fund is a common collective trust fund that provides for daily redemptions by the Plan at reported NAV with no advance notice requirement. Under unusual circumstances redemptions may be suspended should the withdrawal cause a material adverse impact on other participating plans. Fair values for the investments within the index fund are based on quoted prices in active markets and securities valued using either observable inputs or quotations from inactive markets. The Plan is permitted to redeem investment units at NAV on the measurement date, and as a result, the investment is classified as a Level 2 asset in the fair value hierarchy tables below. The fair value of the Putnam S&P 500 index fund was $10,809,086 as of December 31, 2010.

CDI CORPORATION 401(k) SAVINGS PLAN

Notes to Financial Statements

•

The Wilmington Trust Fiduciary Services Company Collective Investment Trust for Employee Benefit Plans Guaranteed Income Contract Portfolio (“GIC”) was a common collective trust that is fully invested in contracts deemed to be fully benefit-responsive and was reported at fair value on the last business day of the year in the accompanying statements of net assets available for plan benefits. The fair value of the GIC was determined by reference to the respective funds’ underlying assets, which were primarily marketable equity and fixed income securities and was classified as a Level 2 asset in the fair value hierarchy tables below. Prior to October 10, 2009, the GIC was run by the UBS Fiduciary Trust Co. as the UBS Fiduciary Trust Co. Guaranteed Income Contract Portfolio. On October 10, 2009, Wilmington Trust Corporation acquired the UBS Fiduciary Trust Company, and from that date forward, the GIC has been called the Wilmington Trust Fiduciary Services Company Collective Investment Trust for Employee Benefit Plans Guaranteed Income Contract Portfolio. The fair value of the GIC was $28,635,030 at December 31, 2009. The contract value of the GIC was $33,200,035 at December 31, 2009. This fund yielded approximately 0.3% for 2010 and 0.8% for 2009. Effective July 1, 2010, the GIC was eliminated as an investment option for plan participants.

The collective trust information is reported at the lowest level to the Plan using the audited financial statements of each trust.

CDI Corp. common stock - Valued based on the quoted market price of the common stock of CDI Corp. on the last business day of the year and is classified within Level 1 in the fair value hierarchy tables below.

Group Variable Annuity - ClearCourse Group Variable Annuity - The Total Return Fund – Class 2 of GE Investments Fund, Inc. (“Fund”) offered minimum guaranteed annuities issued by Genworth Life and Annuity Insurance Company. The value of the shares in the Fund was reported at fair value on the last business day of the year and was classified as Level 2 in the fair value hierarchy tables below. The Fund was primarily invested in a balanced portfolio of stocks and bonds. Effective July 1, 2010, the Fund was eliminated as an investment options for plan participants.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan Administrator believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CDI CORPORATION 401(k) SAVINGS PLAN

Notes to Financial Statements

The following tables outline, by major category, the Plan’s financial assets measured at fair value on a recurring basis as of December 31, 2010 and 2009:

			Fair Value Measurements At December 31, 2010 Using
Description	Fair Value Measurements at December 31, 2010		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)
Mutual Funds:
Asset Allocation	$43,140,241		$43,140,241	$—		$—
International	26,217,365		26,217,365	—		—
Small Cap	5,482,000		5,482,000	—		—
Mid Cap	8,691,845		8,691,845	—		—
Large Cap	48,946,985		48,946,985	—		—
Balanced	12,082,950		12,082,950	—		—
Bond	9,204,337		9,204,337	—		—

Total mutual funds	153,765,723		153,765,723	—		—

Common Collective Trust Funds:
Putnam Stable Value Fund	26,573,574	(a)	—	26,573,574	(a)	—
Putnam S&P 500 Index Fund	10,809,086		—	10,809,086		—

Total common collective trust funds	37,382,660		—	37,382,660		—

CDI Corp. common stock	5,273,088		5,273,088	—		—

Total investments at fair value	$196,421,471		$159,038,811	$37,382,660		$—

(a)	Contract value is $28,094,645 - see Note 2, Summary of Significant Accounting Policies

CDI CORPORATION 401(k) SAVINGS PLAN

Notes to Financial Statements

			Fair Value Measurements At December 31, 2009 Using
Description	Fair Value Measurements at December 31, 2009		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)
Mutual Funds:
International	$27,964,852		$27,964,852	$—		$—
Small Cap	5,824,086		5,824,086	—		—
Mid Cap	9,133,455		9,133,455	—		—
Large Cap	58,326,618		58,326,618	—		—
Balanced	10,875,671		10,875,671	—		—
Bond	12,714,404		12,714,404	—		—

Total mutual funds	124,839,086		124,839,086	—		—

Common Collective Trust Funds:
Wilmington Trust Guaranteed Income Contract Portfolio	28,635,030	(a)	—	28,635,030	(a)	—
Putnam S&P 500 Index Fund	10,517,190		—	10,517,190		—

Total common collective trust funds	39,152,220		—	39,152,220		—

CDI Corp. common stock	3,995,067		3,995,067.00	—		—

Group variable annuity	184,294		—	184,294.00		—

Total investments at fair value	$168,170,667		$128,834,153	$39,336,514		$—

(a)	Contract value is $33,200,035 - see Note 2, Summary of Significant Accounting Policies

CDI CORPORATION 401(k) SAVINGS PLAN

Notes to Financial Statements

(5)	Investments

The individual investments that represent five percent or more of the Plan’s net assets available for plan benefits as of December 31, 2010 and 2009 are as follows:

	December 31,
Investment	2010		2009
Putnam Stable Value Fund (a)	$28,094,645		$	(b	)
American Funds Growth Fund of America	24,977,551			32,043,705
Maxim Lifetime 2025 Portfolio	14,433,363			(b	)
American Funds New Perspective Fund	13,926,387			17,957,238
Alger Cap Appreciation Fund	13,140,170			13,601,644
Maxim Lifetime 2035 Portfolio	11,284,636			(b)
John Hancock Balanced Fund	11,281,920			10,875,671
Putnam Equity Income Fund	10,829,264			12,681,269
Putnam S&P 500 Index Fund	10,809,086			10,517,190
Alger Small/MidCap Growth Institutional Portfolio	(b	)		9,133,455
Wilmington Trust Fiduciary Services Company Collective Investments Trust for Employee Benefit Plans Guaranteed Income Contract Portfolio (a)	(b	)		33,200,035
Putnam American Government Income Fund	(b	)		12,714,404

(a)	Represents the contract value
(b)	Represents less than 5% of net assets available for plan benefits as of this date

During the years ended December 31, 2010 and 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year; net of individual fund management fees and expenses) appreciated in value by $18,136,630 and $33,979,943, respectively, as follows:

Class of Investments	2010	2009
Mutual funds	$13,570,486	$33,572,774
CDI Corp. common stock	1,712,212	99,547
Common Collective Trust Funds	2,863,740	277,599
Group variable annuity	(9,808)	30,023

Total	$18,136,630	$33,979,943

(6)	Federal Income Taxes

The Internal Revenue Service (IRS) has issued a letter of determination dated November 8, 2002, that the Plan is a qualified plan under Section 401(a) of the IRC and is, therefore, exempt from federal income taxes. The Plan has been amended since receiving the letter; however, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. The plan administrator believes that the Plan is qualified and the related trust is tax-exempt as of December 31, 2010 and 2009.

CDI CORPORATION 401(k) SAVINGS PLAN

Notes to Financial Statements

U.S. generally accepted accounting principles require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions. The Plan is currently under audit by the IRS for the 2008 plan year. In connection with this audit, the IRS has asserted that certain amendments were not adopted on a timely basis. The Plan administrator, after consultation with legal counsel, believes that the resolution of this matter will not have any material impact on the Plan and will not impact the continuing qualification of the Plan.

(7)	Plan Termination

Although there is currently no intent to do so, the Company and each of its participating subsidiaries have the right under the Plan provisions to terminate their participation in the Plan, subject to the provisions of ERISA. Upon termination or partial termination of the Plan, the accounts of all affected participants would immediately become fully vested and be paid in accordance with the terms of the Plan.

(8)	Related Party Transactions

Plan investments amounting to $57,550,352 and $49,903,000 at December 31, 2010 and 2009, respectively, are held in funds sponsored by Putnam Fiduciary Trust Company, the trustee of the Plan. Plan investments amounting to $5,273,088 and $3,995,067 at December 31, 2010 and 2009, respectively, are held in a stock fund consisting solely of common stock of the Company’s parent, CDI Corp.

(9)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near to midterm and such changes could materially affect participants’ account balances and the amounts reported on the statements of net assets available for plan benefits accompanying these notes.

(10)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements for the years ended December 31, 2010 and 2009 to the Form 5500:

	December 31,
	2010	2009
Net assets available for plan benefits per the financial statements	$201,943,151	$176,491,249
Employee contributions receivable	(510,431)	(266,976)
Loans in deemed distributed status	(262,638)	(710,726)
Forfeitures used and other	23,102	37,314

Net assets available for plan benefits per the Form 5500	$201,193,184	$175,550,861

CDI CORPORATION 401(k) SAVINGS PLAN

Notes to Financial Statements

The following is a reconciliation of the contributions per the financial statements for the year ended December 31, 2010 to the Form 5500:

December 31, 2010
Contributions per the financial statements	$31,480,114
Employee contributions receivable	(510,431)
Employee contributions receivable in prior year, realized in current year	266,976
Change in forfeitures used and other	(14,212)

Contributions per the Form 5500	$31,222,447

The following is a reconciliation of the net increase in net assets available for plan benefits per the financial statements for the year ended December 31, 2010 to the Form 5500:

December 31, 2010
Net increase in net assets available for plan benefits per the financial statements	$25,451,902
Less change in employee contributions receivable	(243,455)
Less change in deemed distributed loans	448,088
Less change in forfeitures used and other	(14,212)

Net increase in net assets available for plan benefits per the Form 5500	$25,642,323

CDI Corporation 401(k) Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2010

Identity of Issuer, borrower, lessor, or similar party	Shares held by the Plan	Cost	Current Value
Cash and Cash Equivalents		**	$14
Alger Cap Appreciation Fund	634,484.310 shares	**	13,140,170
Alger Small / MidCap Growth Institutional Portfolio	551,163.287 shares	**	8,691,845
American Funds Growth Fund of America	827,345.201 shares	**	24,977,551
American Funds New Perspective Fund	491,230.590 shares	**	13,926,387
American Funds Europacific Growth Fund	157,540.976 shares	**	6,408,767
Blackrock Global Allocation	41,078.449 shares	**	801,030
Blackrock Inflation Protected BD	127,362.703 shares	**	1,386,980
ING Global REIT Fund	108,279.765 shares	**	1,762,795
Invesco Small Cap Equity Instl	431,313.931 shares	**	5,482,000
John Hancock Balanced Fund	735,937.361 shares	**	11,281,920
Maxim Lifetime 2015 Portfolio	655,867.292 shares	**	8,158,989
Maxim Lifetime 2025 Portfolio	1,100,943.000 shares	**	14,433,363
Maxim Lifetime 2035 Portfolio	813,600.257 shares	**	11,284,636
Maxim Lifetime 2045 Portfolio	432,566.251 shares	**	6,133,789
Maxim Lifetime 2055 Portfolio	220,851.379 shares	**	3,129,464
Oppenheimer Developing Market Fund	60,017.842 shares	**	2,188,851
* Putnam Equity Income Fund	719,552.448 shares	**	10,829,264
* Putnam Income Fund	1,158,125.398 shares	**	7,817,357
* Putnam S&P 500 Index Fund	301,761.186 shares	**	10,809,086
* Putnam Stable Value Fund	27,926,233.262 shares	**	26,573,574	***
Templeton Global Bond Fund	142,057.785 shares	**	1,930,565
* CDI Corp. Stock Fund	283,651.834 shares	**	5,273,088
* Notes receivable from participants (a)		**	3,296,264

			$199,717,749

*	Party-in-interest as defined by ERISA
**	Not required to be reported as investment is participant-directed
***	Contract value is $28,094,645. The adjustment from fair value to contract value is $1,521,071
(a)	Loans bear interest at the Prime rate plus 2.0% at the time of the loan and interest rates range from 3.25% to 10.25%, maturing through 2020

See Report of Independent Registered Public Accounting Firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CDI CORPORATION 401(k) SAVINGS PLAN

Date: June 28, 2011	By:	/s/ BRIAN D. SHORT
Brian D. Short
Member, CDI Corporation 401(k) Savings Plan Committee

INDEX TO EXHIBITS

Number	EXHIBIT

23	Consent of Independent Registered Public Accounting Firm